September 16, 2005

Jonathan Kalman
Chairman of the Board
Jaguar Acquisition Corporation
1200 River Road
Suite 1302
Conshohocken, PA 19428

RE: Jaguar Acquisition Corporation
**   Registration Statement on Form S-1**
**   Filed August 3, 2005**
**   File No. 333-127135**

Dear Mr. Kalman:

       We have reviewed your Form S-1 made on August 3, 2005 and we have the following additional comment on your filing. We may have additional comments upon review of your response. Please be advised that we may refer your filing to the Division of Market Regulation and they may have additional comments.

General

1. Please address the applicability or inapplicability of Regulation M in the context of the warrant repurchase agreements contained within your registration statement.

Closing Comments

       As appropriate, please amend your registration statement in response to this comment in addition to the comments we issued on September 9, 2005. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 or Hugh west at (202) 551- 3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to John Zitko at (202) 551-3399, or David Link, who supervised the review of your filing, at (202) 551-3356.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq. (*by facsimile*)
        212-818-8881